ENVIRODYNE INDUSTRIES, INC.
                  RETIREMENT SAVINGS PLAN
                     Chicago, Illinois

                   FINANCIAL STATEMENTS
                December 31, 1997 and 1996

                   TABLE OF CONTENTS





                                                       PAGE

INDEPENDENT AUDITOR'S REPORT                            1


FINANCIAL STATEMENTS

  Statements of Net Assets Available
    for Benefits with Fund Information                  2
  Statements of Changes in Net Assets
    Available for Benefits with Fund Information        4

  Notes to Financial Statements                         6


SUPPLEMENTAL INFORMATION                               15

  Schedule of Assets Held for Investment
    Purposes - Item 27(a), Form 5500                   16
  Schedule of Reportable Transactions -
    Item 27(d), Form 5500                              17



NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Envirodyne Retirement
        Savings Plan.

Plan Administrator
Envirodyne Industries, Inc. Retirement Savings Plan
Chicago, Illinois

                Independent Auditor's Report

We have audited the accompanying statements of net assets available for benefits with fund information of Envirodyne Industries, Inc. Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes - item 27(a), Form 5500 and Schedule of Reportable Transactions - item 27(d), Form 5500 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and change in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


CLIFTON GUNDERSON L.L.C.

Oak Brook, Illinois
June 12, 1998

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 1 December 31, 1997

                                      Fidelity                    20th     Warburg     Warburg
                        Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                        Long Term     Advisor     Puritan        Ultra      Income     national
                       -----------  -----------  ----------   ----------   --------   ----------
                            $            $           $            $            $           $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account
  Pooled investment
    accounts
    (Cost, $6,150,679)   3,149,066    1,019,375     787,073      465,770    503,028     386,604
  Common stock
    (Cost, $882,749)
  Participant
    notes
    receivable
                       -----------  -----------  ----------   ---------- ----------   ---------
    Total
      investments        3,149,066    1,019,375     787,073      465,770    503,028     386,604
                       -----------  -----------  ----------   ---------- ----------    --------

Receivables:
  Employer's
    contribution            40,500        7,593       7,307        4,970      4,721       4,340
  Participants'
    contributions
                       -----------  -----------  ----------   ---------- ----------    --------
    Total
      receivables           40,500        7,593       7,307        4,970      4,721       4,340
                       -----------  -----------  ----------   ---------- ----------    --------

  NET ASSETS
    AVAILABLE FOR
    BENEFITS             3,189,566    1,026,968     794,380      470,740    507,749     390,944
                       ===========  ===========  ==========   ========== ==========    ========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 2 December 31, 1997

                                                                  Envirodyne
                        Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                           20         30         40         50      Fund      Fund    Other     Total
                       ----------  --------  ----------- -------- --------- -------- -------- ----------
                            $          $          $          $        $        $        $         $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account
  Pooled investment
    accounts
    (Cost, $6,150,679)     95,893    173,370    122,223    187,941                              6,890,343
  Common stock
    (Cost, $882,749)                                                954,312                       954,312
  Participant
    notes
    receivable                                                                324,253             324,253
                       ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      investments          95,893    173,370    122,223    187,941  954,312   324,253           8,168,908
                       ----------  --------- ----------  --------- --------  --------  ------  ----------

Receivables:
  Employer's
    contribution            1,551      2,873      1,852      1,837    8,957                        86,501
  Participants'
    contributions
                       ----------   -------- ----------  --------- --------  --------  ------  ----------
    Total
      receivables           1,551      2,873      1,852      1,837    8,957                        86,501
                       ----------   -------- ----------  --------- --------  --------  ------  ----------

  NET ASSETS
    AVAILABLE FOR
    BENEFITS               97,444    176,243    124,075    189,778  963,269   324,253           8,255,409
                       ==========   ======== ==========  ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the accompanying notes to financial statements.

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 1 December 31, 1996

                                      Fidelity                    20th     Warburg     Warburg
                        Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                        Long Term     Advisor     Puritan        Ultra      Income     national
                       -----------  -----------  ----------   ----------   --------   ----------
                            $            $           $            $            $           $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account
  Pooled investment
    accounts
    (Cost, $5,097,388)   2,708,060      693,912     519,431      355,598    369,875     382,156
  Common stock
    (Cost, $346,000)
  Participant
    notes
    receivable
                       -----------  -----------  ----------   ---------- ----------   ---------
    Total
      investments        2,708,060      693,912     519,431      355,598    369,875     382,156
                       -----------  -----------  ----------   ---------- ----------    --------

Receivables:
  Employer's
    contribution            59,692       10,726      11,186        6,678      7,739       6,556
  Participants'
    contributions           30,602        6,805       6,097        4,177      4,654       3,968
                       -----------  -----------  ----------   ---------- ----------    --------
    Total
      receivables           90,294       17,531      17,283       10,855     12,393      10,524
                       -----------  -----------  ----------   ---------- ----------    --------

  NET ASSETS
    AVAILABLE FOR
    BENEFITS             2,798,354      711,443     536,714      366,453    382,268     392,680
                       ===========  ===========  ==========   ========== ==========    ========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION - PART 2 December 31, 1996

                                                                  Envirodyne
                        Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                           20         30         40         50      Fund      Fund    Other     Total
                       ----------  --------  ----------- -------- --------- -------- -------- ----------
                            $          $          $          $        $        $        $         $
ASSETS:
Investments,
  at fair value:
  Cash transaction
    account                                                                             1,847       1,847
  Pooled investment
    accounts
    (Cost, $5,097,388)     94,125    144,466     87,980    155,851                              5,511,454
  Common stock
    (Cost, $346,000)                                                375,197                       375,197
  Participant
    notes
    receivable                                                                241,907             241,907
                       ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      investments          94,125    144,466     87,980    155,851  375,197   241,907   1,847   6,130,405
                       ----------  --------- ----------  --------- --------  --------  ------  ----------

Receivables:
  Employer's
    contribution            2,566     4,761        2,513     2,765    3,983                       119,165
  Participants'
    contributions           1,382     2,829        1,304     1,384    2,371                        65,573
                       ----------  --------  ----------- --------- --------  --------  ------  ----------
    Total
      receivables           3,948     7,590        3,817     4,149    6,354                       184,738
                       ----------  --------  ----------- --------- --------  --------  ------  ----------

  NET ASSETS
    AVAILABLE FOR
    BENEFITS               98,073   152,056       91,797   160,000  381,551   241,907   1,847   6,315,143
                       ==========  ========  =========== ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the accompanying notes to financial statements.
/TABLE

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 1
For the Year Ended December 31, 1997


                                   Fidelity                    20th     Warburg     Warburg
                     Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                     Long Term     Advisor     Puritan        Ultra      Income     national
                    -----------  -----------  ----------   ----------   --------   ----------
                         $            $           $            $            $           $
ADDITIONS TO
  NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments      172,870       80,044      97,092       41,126     94,552     (36,286)
  Net realized gain
    from sale
    of investments                   133,744      28,512       35,037     12,468      11,803
  Interest income
                     ----------  -----------  ----------   ---------- ----------   ---------
    Total investment
      income (loss)     172,870      213,788     125,604       76,163    107,020     (24,483)
                     ----------  -----------  ----------   ---------- ----------   ---------
Contributions:
  Employer              209,457       47,217      44,076       34,070     29,761      28,004
  Participants          405,788       94,903      87,243       79,345     60,084      55,213
                     ----------  -----------  ----------   ---------- ----------   ---------
    Total
      contributions     615,245      142,120     131,319      113,415     89,845      83,217
                     ----------  -----------  ----------   ---------- ----------   ---------
Interfund transfers    (202,940)      27,738      33,055      (44,688)   (63,392)    (20,194)
Participant loan
  payments received      79,418       11,687      17,180        3,869      7,353       6,227
                     ----------  -----------  ----------   ---------- ----------   ---------
                       (123,522)      39,425      50,235      (40,819)   (56,039)    (13,967)
                     ----------  -----------  ----------   ---------- ----------   ---------
TOTAL ADDITIONS         664,593      395,333     307,158      148,759    140,826      44,767
                     ----------  -----------  ----------   ---------- ----------   ---------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED
  TO:
  Benefits paid to
    participants        149,300       66,686      25,024       26,851      5,456      39,049
  Administrative
    fees                  3,512          280         873          287        388         344
  Loans to
    participants        120,569       12,842      23,595       17,334      9,501       7,110
                     ----------  -----------  ----------   ---------- ----------   ---------
TOTAL DEDUCTIONS        273,381       79,808      49,492       44,472     15,345      46,503
                     ----------  -----------  ----------   ---------- ----------   ---------
NET INCREASE
  (DECREASE) IN
  NET ASSETS
  AVAILABLE FOR
  BENEFITS              391,212      315,525     257,666      104,287    125,481      (1,736)

NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  BEGINNING OF
  YEAR                2,798,354      711,443     536,714      366,453    382,268     392,680
                     ----------  -----------  ----------   ---------- ----------   ---------
NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  END OF YEAR         3,189,566    1,026,968     794,380      470,740    507,749     390,944
                     ==========  ===========  ==========   ========== ==========   =========

These financial statements should be read only in connection with the notes to accompanying financial statements.

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 2
For the Year Ended December 31, 1997


                                                                Envirodyne
                      Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                         20         30         40         50      Fund      Fund    Other     Total
                     ----------  --------  ----------- -------- --------- -------- -------- ----------
                          $          $          $          $        $        $        $         $
ADDITIONS TO
  NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments        3,412     12,320     12,332     20,739   36,896                       535,097
  Net realized gain
    from sale
    of investments       14,793      9,235      2,238      2,922   23,768                       274,520
  Interest income                                                            25,814              25,814
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total investment
      income (loss)      18,205     21,555     14,570     23,661   60,664    25,814             835,431
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Contributions:
  Employer                9,529     14,305     11,089      9,855   48,272                       485,635
  Participants           25,382     26,327     19,703     15,139  107,809                       976,936
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      contributions      34,911     40,632     30,792     24,994  156,081                     1,462,571
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Interfund transfers     (37,001)   (22,285)    (2,614)   (12,899) 371,034   (25,814)
Participant loan
  payments received       2,608      4,085      3,316        895    7,289  (143,927)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
                        (34,393)   (18,200)       702    (12,004) 378,323  (169,741)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL ADDITIONS          18,723     43,987     46,064     36,651  595,068  (143,927)          2,298,002
                     ----------  --------- ----------  --------- --------  --------  ------  ----------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED
  TO:
  Benefits paid to
    participants         15,677      6,624      6,343      1,953      280     6,172   1,847     351,262
  Administrative
    fees                    127        199        147         80      237                         6,474
  Loans to
    participants          3,548     12,977      7,296      4,480   12,833  (232,445)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL DEDUCTIONS         19,352     19,800     13,786      6,873   13,350  (226,273)  1,847     357,736
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
NET INCREASE
  (DECREASE) IN
  NET ASSETS
  AVAILABLE FOR
  BENEFITS                 (629)    24,187     32,278     29,778  581,718    82,346  (1,847)  1,940,266

NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  BEGINNING OF
  YEAR                   98,073    152,056     91,797    160,000  381 551   241,907   1,847   6,315,143
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  END OF YEAR            97,444    176,243    124,075    189,778  963,269   324,253           8,255,409
                     ==========  ========= ==========  ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the notes to accompanying financial statements.
/TABLE

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 1
For the Year Ended December 31, 1996


                                   Fidelity                    20th     Warburg     Warburg
                     Guaranteed     Growth     Fidelity      Century    Growth &     Inter-
                     Long Term     Advisor     Puritan        Ultra      Income     national
                    -----------  -----------  ----------   ----------   --------   ----------
                         $            $           $            $            $           $
ADDITIONS TO
  NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments      153,700       37,591      39,933       12,111    (32,460)      9,628
  Net realized gain
    (loss) from sale
    of investments                    74,957      22,693       23,222     20,704      25,541
  Interest income
                    -----------  -----------  ----------   ---------- ----------   ---------
    Total investment
      income (loss)     153,700      112,548      62,626       35,333    (11,756)     35,169
                    -----------  -----------  ----------   ---------- ----------   ---------
Contributions:
  Employer              214,405       48,824      44,666       26,048     36,688      35,088
  Participants          392,611      100,072      83,895       58,490     78,040      78,251
                    -----------  -----------  ----------   ---------- ----------   ---------
    Total
      contributions     607,016      148,896     128,561       84,538    114,728     113,339
                    -----------  -----------  ----------   ---------- ----------   ---------
Interfund transfers    (260,188)     (17,984)    (16,770)      79,272    (50,303)    (35,131)
Participant loan
  payments received      29,280        4,949       5,367        2,428      3,584       3,164
                    -----------  -----------  ----------   ---------- ----------   ---------
                       (230,908)     (13,035)    (11,403)      81,700    (46,719)    (31,967)
                    -----------  -----------  ----------   ---------- ----------   ---------
TOTAL ADDITIONS         529,808      248,409     179,784      201,571     56,253     116,541
                    -----------  -----------  ----------   ---------- ----------   ---------

DEDUCTIONS FROM
  NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to
    participants        123,116       35,310      29,988       27,118     70,707      61,820
  Administrative
    fees                  3,932          473         740          219        247         381
  Loans to
    participants        130,048       24,942      32,989        5,060     15,908      17,035
                    -----------  -----------  ----------   ---------- ----------   ---------
TOTAL DEDUCTIONS        257,096       60,725      63,717       32,397     86,862      79,236
                    -----------  -----------  ----------   ---------- ----------   ---------
NET INCREASE
  (DECREASE) IN
  NET ASSETS
  AVAILABLE FOR
  BENEFITS              272,712      187,684     116,067      169,174    (30,609)     37,305

NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  BEGINNING OF
  YEAR                2,525,642      523,759     420,647      197,279    412,877     355,375
                    -----------  -----------  ----------   ---------- ----------   ---------
NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  END OF YEAR         2,798,354      711,443     536,714      366,453    382,268     392,680
                    ===========  ===========  ==========   ========== ==========   =========

These financial statements should be read only in connection with the notes to accompanying financial statements.

ENVIRODYNE INDUSTRIES INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION  -  PART 2
For the Year Ended December 31, 1996


                                                                Envirodyne
                      Lifetime   Lifetime   Lifetime   Lifetime   Stock     Loan
                         20         30         40         50      Fund      Fund    Other     Total
                     ----------  --------  ----------- -------- --------- -------- -------- ----------
                          $          $          $          $        $        $        $         $
ADDITIONS TO
  NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net unrealized
    appreciation
    (depreciation)
    in fair value
    of investments        5,122      8,603     (3,091)    (5,376)  29,195                       254,956
  Net realized gain
    (loss) from sale
    of investments        3,931      4,041     12,741     26,071        1                       213,902
  Interest income                                                            10,455              10,455
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total investment
      income (loss)       9,053     12,644      9,650     20,695   29,196    10,455             479,313
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Contributions:
  Employer                9,994     16,205      9,234     11,384    5,216                       457,752
  Participants           19,392     30,180     14,695     18,735    5,076             1,847     881,284
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
    Total
      contributions      29,386     46,385     23,929     30,119   10,292             1,847   1,339,036
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
Interfund transfers      (5,650)     4,427     (1,969)   (27,122) 341,873   (10,455)
Participant loan
  payments received       1,814      2,677        938         67      190   (54,458)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
                         (3,836)     7,104     (1,031)   (27,055) 342,063   (64,913)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL ADDITIONS          34,603     66,133     32,548     23,759  381,551   (54,458)  1,847   1,818,349
                     ----------  --------- ----------  --------- --------  --------  ------  ----------

DEDUCTIONS FROM
  NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to
    participants            248     12,753      3,878     41,611              4,959             411,508
  Administrative
    fees                    139        227         82        140                                  6,580
  Loans to
    participants          3,922      8,554      7,781      1,137           (247,376)
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
TOTAL DEDUCTIONS          4,309     21,534     11,741     42,888           (242,417)            418,088
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
NET INCREASE
  (DECREASE) IN
  NET ASSETS
  AVAILABLE FOR
  BENEFITS               30,294     44,599     20,807    (19,129) 381,551   187,959   1,847   1,400,261

NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  BEGINNING OF
  YEAR                   67,779    107,457     70,990    179,129             53,948           4,914,882
                     ----------  --------- ----------  --------- --------  --------  ------  ----------
NET ASSETS
  AVAILABLE FOR
  BENEFITS,
  END OF YEAR            98,073    152,056     91,797    160,000  381,551   241,907   1,847   6,315,143
                     ==========  ========= ==========  ========= ========  ========  ======  ==========

These financial statements should be read only in connection with the notes to accompanying financial statements.

      ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS
                  December 31, 1997 and 1996

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following description of the Envirodyne Industries, Inc.
Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Envirodyne Industries, Inc. ("Employer") and its participating subsidiaries who have met eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Eligible employees may become Plan members on the first day of January, April, July or October following six months from their date of hire.

Contributions

Participating employees, by means of authorized payroll deductions, make contributions to the Plan in amounts based upon a percentage of their compensation. These contributions cannot be less than two percent (2%) nor greater than fifteen percent (15%) of the participant's compensation. Employer contributions to the Plan are made in varying proportions and are based upon the percent of the participant's contributions and the participant's years of credited service. At the discretion of the Employer, there also may be an employer profit sharing contribution for active participants at the end of the plan year.

Vesting

Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant attains age 65, or becomes permanently and totally disabled, or dies, the full value of the Employer contribution account becomes immediately vested and is nonforfeitable.

Allocations

Investment income is allocated based on account balances as defined by the Plan.

The Employer profit sharing contribution is allocated to participants based upon their annual compensation as a percentage of the total annual compensation for all participants.

Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid as of December 31, 1997 and 1996 are $3,732 and $33,932, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the plan administrator equal to 1% over the prime interest rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Distribution of account balance is made in a single sum payment.

Rollover Contributions

The rollover contributions represent lump sum benefits received by certain employees from another organization's pension or profit sharing plan, or from the Envirodyne Employee Thrift Plan. The Plan allows a participant to contribute these benefits in 10% increments to the plan funds. Rollover contributions are included in employee contributions in the statement of changes in net assets available for benefits with fund information. A rollover contribution is payable upon retirement, termination of employment, death or disability.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments

Quoted market prices are used to value investments. Investments are stated at fair value. Participant notes receivable are valued at cost which approximates market value.

Investment transactions are reflected on a trade-date basis.
Realized gains or losses on sales of securities are based on revalued cost. Income from investments is recorded as earned on an accrual basis. Cost is determined on an average-cost basis.

Risks and Uncertainties

The Plan provides for various investment options in any combination of Envirodyne Industries, Inc. common stock and numerous pooled investment accounts. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits with fund information.

Administrative Expenses

Expenses of the Plan other than brokerage commissions, which are included in the cost of the investments and loan fees, which are paid directly by the Plan, are paid by the Employer. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan's trustee out of the assets of the Plan.

Forfeitures

Forfeitures are recorded as a reduction to the aggregate Employer contributions in the year they occur. For the years ended December 31, 1997 and 1996, forfeitures amounted to $13,961 and $2,567, respectively.

Payment of Benefits

Benefits are recorded when paid.


NOTE 3 - INVESTMENT PROGRAM
---------------------------

The Plan provides for investment election alternatives allowing participant contributions to be invested in certain individual programs as directed by each participant in 10% increments. Participants may change their investment elections up to four times a year as provided in the Plan. Employer contributions are invested in the same proportion as the participants' contributions. The investment options are as follows:

GUARANTEED LONG TERM FUND - The assets of this account are invested in a diversified portfolio of high quality, fixed income instruments (primarily intermediate bonds and commercial mortgages within Connecticut General's General Account). Principal and interest are fully guaranteed by the Connecticut General Life Insurance Company. The objective of this account is to provide stable returns and to preserve the principal investment.

FIDELITY GROWTH ADVISOR - The assets of this account are exclusively invested in the Fidelity Advisory Growth Opportunities Fund which invests mostly in common stocks and also in preferred stocks and bonds. This account seeks to provide long-term capital appreciation.

FIDELITY PURITAN FUND - The assets of this account are exclusively invested in the Fidelity Puritan Fund which invests in a diversified portfolio of securities including stocks, bonds and short-term investments. The objective of this account is to preserve capital and provide current income while seeking long-term growth of capital and income.

TWENTIETH CENTURY ULTRA - The assets of this account are exclusively invested in the American Century-Twentieth Century
Ultra Fund which invests primarily in common stocks of companies with accelerating earnings and revenues. This account seeks to provide capital growth over time.

WARBURG GROWTH AND INCOME - The assets of this account are exclusively invested in the Warburg Pincus Advisor Growth & Income Fund which invests in dividend-paying equity securities, including common stocks and other marketable securities as well as fixed income securities. This account seeks to provide long-term capital appreciation.

WARBURG INTERNATIONAL - The assets of this account are exclusively invested in the Warburg Pincus Advisor International Equity Account which invests primarily in common stocks, debt securities and preferred stocks of companies based outside the United States. The objective of the account is to achieve long-term capital appreciation through international diversification.

LIFETIME 20 - The assets of this account are invested 80% in stocks and 20% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund. This account seeks to provide long-term capital appreciation.

LIFETIME 30 - The assets of this account are invested 70% in stocks and 30% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund. This account seeks to provide long-term capital appreciation.

LIFETIME 40 - The assets of this account are invested 65% in stocks and 35% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund. This account seeks to provide long-term capital appreciation with a secondary emphasis on income and capital stability.

LIFETIME 50 - The assets of this account are invested 55% in stocks and 45% in bonds. The stock accounts are CIGNA separate accounts which invest in Fidelity Advisor Growth Opportunities, CIGNA Growth & Income, Vanguard Quantitative Portfolios, Warburg Pincus Advisor Emerging Growth and Warburg Pincus Advisor International Equity. The bond separate accounts are CIGNA Actively Managed (Core) Fixed Income and CIGNA High Yield Bond Fund.

ENVIRODYNE STOCK FUND - The assets of the Envirodyne Stock Fund are exclusively invested in Envirodyne Industries, Inc. Common Stock. At December 31, 1997 and 1996, there were 470 and 455 participants, respectively, invested in one or more of the Plan's investment accounts. Following is the number of participants investing in each account:


                                  1997           1996
                                --------       --------
Guaranteed Long-Term Fund          415            389
Fidelity Growth Advisor            137            118
Fidelity Puritan Fund              153            134
20th Century Ultra Fund            101             76
Warburg Growth & Income             85             80
Warburg International               95             94
Lifetime 20                         36             28
Lifetime 30                         57             47
Lifetime 40                         32             29
Lifetime 50                         24             19
Envirodyne Stock Fund              106             25

The number of units and the net asset value per unit for each account are as follows:

                                    1997                 1996
                            ------------------  ------------------
                                     Net Asset           Net Asset
                             Number    Value     Number     Value
                            of Units  Per Unit  of Units  Per Unit
                            --------  --------  --------  --------
Guaranteed Long-Term Fund    103,577    $ 30     94,527     $   29
Fidelity Growth Advisor       16,682      61     14,519         48
Fidelity Puritan Fund         30,289      26     24,202         21
20th Century Ultra Fund       12,102      38     11,263         32
Warburg Growth & Income       24,038      21     22,821         16
Warburg International         17,556      22     16,422         23
Lifetime 20                    5,825      16      6,602         14
Lifetime 30                   10,593      16     10,252         14
Lifetime 40                    7,703      16      6,416         14
Lifetime 50                   12,070      16     11,519         14
Envirodyne Stock Fund        135,332       7     66,702          6


Participants may direct contributions to the Envirodyne Stock Fund which invests in Envirodyne Industries, Inc. common stock, a security of a participating employer. Investments in Envirodyne Industries, Inc. common stock as of December 31, 1997 and 1996 were $954,312 and $375,197, respectively. For the years ended December 31, 1997 and 1996, income from Envirodyne Industries, Inc. common stock was $0; net unrealized appreciation in fair value of Envirodyne Industries, Inc. common stock was $36,896 and $29,195, respectively; and net realized gain from sale of Envirodyne Industries, Inc. common stock was $23,768 and $1, respectively.
The following table presents the fair market value and book value of the investments:

                                          1997            1996
                                       ----------       ----------

Market Value                           $7,844,655       $5,886,651
Cost, net of previously recognized
  appreciation and depreciation         7,309,558        5,631,695
                                       ----------       ----------
Net unrealized appreciation in fair
  value of investments                 $  535,097       $  254,956
                                       ==========       ==========

NOTE 4 - CONTRIBUTIONS
----------------------

Contributions to the Plan by Clear Shield National, Inc. and
Envirodyne Industries, Inc. are as follows:

                                        1997
                  ----------------------------------------------
                   Clear Shield       Envirodyne
                  National, Inc.   Industries, Inc.      Total
                  -------------    ---------------    ----------
Employer            $  446,988         $ 38,647       $  485,635
Participant            868,421          108,515          976,936
                    ----------         --------       ----------
                    $1,315,409         $147,162       $1,462,571
                    ==========         ========       ==========

                                        1996
                  ----------------------------------------------
                   Clear Shield       Envirodyne
                  National, Inc.   Industries, Inc.      Total
                  -------------    ---------------    ----------
Employer            $  419,511         $ 38,241       $  457,752
Participant            767,570          113,714          881,284
                    ----------         --------       ----------
                    $1,187,081         $151,955       $1,339,036
                    ==========         ========       ==========

NOTE 5 - FEDERAL INCOME TAXES
-----------------------------

The Internal Revenue Service has determined and informed the Employer by a letter dated July 9, 1997, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.


The following rules, among others, apply to distributions from the Plan to participants under income tax laws in effect at December
31, 1997:

(i) A participant will not be subject to federal income tax on Employer contributions or on the income or gains realized on investments credited to his account until such time as a distribution from the Plan is paid or made available to him.

(ii) Upon the distribution to a participant of his entire interest in the Plan within a single calendar year, the total amount distributed, after excluding the amount of the participant's contributions, will be subject to federal income tax as ordinary income in the year of distribution.

(iii) An additional tax equal to 10% of the taxable amount will be imposed in most instances where the distribution is payable to a recipient below the age of 59-1/2 for reasons other than death, disability, or to pay deductible medical expenses.


NOTE 6 - NET REALIZED GAIN FROM SALE OF INVESTMENTS
---------------------------------------------------

The net realized gain from sale of investments was computed as follows:

                                    1997             1996
                                 -----------     -----------
Proceeds from sale               $ 1,592,360    $ 1,894,846
Cost                               1,317,840      1,680,944
                                 -----------    -----------
Net realized gain                $   274,520    $   213,902
                                 ===========    ===========

NOTE 7 -   INVESTMENTS REPRESENTING FIVE PERCENT OR MORE OF NET
           ASSETS AVAILABLE FOR BENEFITS
---------------------------------------------------------------

Investments representing five percent or more of net assets available for plan benefits were as follows:

                                 December 31, 1997
                                 -----------------

Identity of Issue                          Description                    Value
----------------------------     ---------------------------------     -------------
Connecticut General Life Ins.    Guaranteed Long Term Fund              $3,149,066
Connecticut General Life Ins.    Fidelity Growth Advisor                 1,019,375
Connecticut General Life Ins.    Fidelity Puritan Fund                     787,073
Connecticut General Life Ins.    Twentieth Century Ultra Fund              465,770
Connecticut General Life Ins.    Warburg Growth & Income                   503,028
Envirodyne Industries, Inc.      Envirodyne Stock Fund                     954,312


                                 December 31, 1996
                                 -----------------

Identity of Issue                          Description                    Value
----------------------------     ---------------------------------     -------------
Connecticut General Life Ins.    Guaranteed Long Term Fund              $2,708,060
Connecticut General Life Ins.    Fidelity Growth Advisor                   693,912
Connecticut General Life Ins.    Fidelity Puritan Fund                     519,431
Connecticut General Life Ins.    Twentieth Century Ultra Fund              355,598
Connecticut General Life Ins.    Warburg Growth & Income                   369,875
Connecticut General Life Ins.    Warburg International                     382,156
Envirodyne Industries, Inc.      Envirodyne Stock Fund                     375,197

/TABLE

NOTE 8 - PLAN TERMINATION
-------------------------

The Employer reserves the right to alter, amend, or terminate the Plan. In the event of Plan termination, participants will become
100% vested in their accounts. Presently, there is no intention on the part of the Employer to terminate the Plan.


NOTE 9 - SUBSEQUENT EVENT
-------------------------

Subsequent to December 31, 1997, the Employer entered into an agreement with an unrelated party which is intended to result in the ultimate sale of one of the sponsoring employers to the unrelated party.

This information is an integral part of the accompanying financial statements.

              SUPPLEMENTAL INFORMATION
              ------------------------

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) FORM 5500
December 31, 1997

Plan Name:      Envirodyne Retirement Savings Plan
EIN:            95-2677354
Plan Number:    002

    (a)
Asterisk if
 party-in   (b) Identity of issue, borrower,                                                                     (e) Fair
 Interest        lessor or similar party               (c) Description                            (d) Cost          Value
----------  ----------------------------------    -----------------------------------------      -----------   -------------
     *      Connecticut General Life Ins.         Guaranteed Long Term Fund                       $3,149,066     $3,149,066
     *      Connecticut General Life Ins.         Fidelity Growth Advisor                            803,786      1,019,375
     *      Connecticut General Life Ins.         Fidelity Puritan Fund                              591,293        787,073
     *      Connecticut General Life Ins.         Twentieth Century Ultra Fund                       375,372        465,770
     *      Connecticut General Life Ins.         Warburg Growth & Income                            395,469        503,028
     *      Connecticut General Life Ins.         Warburg International                              368,387        386,604
     *      Connecticut General Life Ins.         Lifetime 20                                         75,572         95,893
     *      Connecticut General Life Ins.         Lifetime 30                                        135,712        173,370
     *      Connecticut General Life Ins.         Lifetime 40                                        104,267        122,223
     *      Connecticut General Life Ins.         Lifetime 50                                        151,755        187,941
     *      Envirodyne Industries, Inc.           Envirodyne Industries, Inc. Stock Fund             882,749        954,312
                                                  Outstanding Participant Loan                             -        324,253
                                                                                                  ----------     ----------
                                                                                                  $7,033,428     $8,168,908
                                                                                                  ==========     ==========
/TABLE

ENVIRODYNE INDUSTRIES, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d), FORM 5500
December 31, 1997

Plan Name:       Envirodyne Retirement Savings Plan
EIN:             95-2677354
Plan Number:     002

                                                                                                        (b) Current
                                                                                                          value of
(a) Identity                                                                                              assets on
  of party          (b) Description                    (c) Purchase      (d) Selling    (g) Cost of      transaction   (i) Net gain
  Involved             of Asset                            Price            Price            Asset           date        or (loss)
------------  ---------------------------------       ---------------   ---------------   -----------    -----------   -------------
  CGLIC       Guaranteed Long Term Fund                    $1,409,974    Not Applicable    $1,409,974     $1,409,974           $0

  CGLIC       Guaranteed Long Term Fund                Not Applicable        $1,141,837    $1,141,837     $1,141,837           $0

  CGLIC       Fidelity Growth Advisor                        $907,046    Not Applicable      $907,046       $907,046           $0

  CGLIC       Fidelity Growth Advisor                  Not Applicable          $796,484      $662,739       $796,484     $133,745

  CGLIC       Fidelity Puritan Fund                          $261,696    Not Applicable      $261,696       $261,696           $0

  CGLIC       Fidelity Puritan Fund                    Not Applicable          $119,509       $90,997       $119,509      $28,512

  CGLIC       Twentieth Century Ultra Fund                   $232,950    Not Applicable      $232,950       $232,950           $0

  CGLIC       Twentieth Century Ultra Fund             Not Applicable          $198,595      $163,559       $198,595      $35,036

              Envirodyne Industries, Inc.                    $658,641    Not Applicable      $658,641       $658,641           $0

              Envirodyne Industries, Inc.              Not Applicable          $145,661      $121,894       $145,661      $23,767
